SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
22 REGISTRATIONS BRANCH

14048659

UNITEDS
SECURITIES AND EXCH...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD, (City) CT. (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19

DP 3/24/14

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC.

of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER

Title

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2014

Donna Hart

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder of
Herbert J. Sims & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with generally accepted accounting principles in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement.The procedures selected depend on the auditor's judgement, including assessment of risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. as of December 31, 2013 in conformity with generally accepted accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York
February 21, 2014

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents (Note)	$ 4,284,090
Securities owned at market value (Note)	21,591,052
Accrued interest receivable	84,335
Loans receivable from employees (Note)	1,837,943
Other receivables	340,243
Prepaid income taxes	615,745
Prepaid expenses	1,026,428
Property and equipment, net (Note)	698,075
Secured demand note receivable collateralized by marketable securities (Note)	250,000
Due from affiliates	111,101
Deposits (Note)	141,651
Intangible assets	915,336
TOTAL ASSETS	$ 31,895,999

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to clearing agent, net (Note)	$ 12,149,265
Accounts payable and accrued expenses	7,277,395
Income taxes (Note)	719,476
Subordinated borrowings (Note)	250,000
TOTAL LIABILITIES	$ 20,396,136
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 2,500 shares, issued 2119 shares	$ 64,939
Additional paid-in capital	184,212
Retained earnings	11,894,495
Treasury stock, at cost	(643,783)
TOTAL STOCKHOLDER'S EQUITY	$ 11,499,863
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,895,999

See Independent Auditor's Report

The accompanying notes are an integral part of this consolidated financial statement

HERBERT J. SIMS & CO.,INC.
AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

---

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on December 12, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly-owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and related financial services. These services are provided to institutions, businesses and individuals throughout the United States.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly-owned subsidiaries:
Sims Mortgage Funding,Inc.
HJS Advisors,Inc.
Herbert J. Sims Capital Management,Inc.

HJS operates as a securities broker-dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc. provides HUD-insured mortgage banking services. HJS Advisors, Inc., acts as a bondholders' representative in some of the private placements of HJS. Herbert J. Sims Capital Management Inc. is a licensed insurance broker and registered investment advisor.

All significant inter-company balances and transactions are eliminated in consolidation.

Investment Banking

Investment banking revenues include income and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts an underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

Securities Transactions

Proprietary securities transactions are recorded on a settlement basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business,

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Securities Transactions (Cont'd)

the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Commission Income and Related Clearing Expenses

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement basis.

Depreciation and amortization

The Company provides for depreciation of assets using the straight-line method for financial reporting. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lessor of economic useful life of the improvement or terms of the lease. Depreciation and amortization expense was $133,628 for the year.

Loans Receivable From Employees

The loans, which bear interest at current market rates, are repayable over periods ranging from two to six years.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase, and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $853,580 for the year.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Certain income and expense items are accounted for in different financial reporting periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred income tax assets, when as determined by management, it is more likely than not that the tax benefit will not be realized.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based upon their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. SECURITIES OWNED

Securities owned at December 31, 2013 consist of trading securities at fair value as follows:

Municipal bonds - fixed rate	$ 21,367,714
Corporate bonds	223,338
Total	$ 21,591,052

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SOFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values if its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No.157 uses a fair value hierarchy and describesthree levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 4,284,090	$ -	$ -	$ 4,284,090
Securities owned:				
Municipal bonds-fixed rate	$ 20,906,284	$ 237,671	$ 223,759	$ 21,367,714
Corporate bonds	223,338	-	-	223,338
Total	$ 21,129,622	$ 237,671	$ 223,759	$ 21,591,052
Receivable from clearing agent:				
US Treasury Notes	$ 136,812	$ -	$ -	$ 136,812
Total	$ 25,550,524	$ 237,671	$ 223,759	$ 26,011,954

The following is a reconciliation of the beginning and ending balance for the financial assets measured at fair value using Level 3 inputs for the year ended December 31, 2013:

	Balance, January 1, 2013	Purchases, issuances, and settlements	Unrealized gains (losses)	Balance December 31, 2013
Assets				
Securities owned:				
Municipal bonds-fixed rate	-	$ 507,803	$ (284,044)	$ 223,759
Corporate bonds	-	26	(26)	-
	-	$ 507,829	$ (284,070)	$ 223,759

5. PAYABLE TO CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c-3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

6. PROPERTY AND EQUIPMENT

Furniture, equipment and leasehold improvements at December 31, 2013, consist of the following:

Furniture	$ 414,768
Equipment	555,220
Leasehold improvements	176,600
	$ 1,146,588
Less accumulated depreciation and amortization	448,513
	$ 698,075

7. SUBORDINATED BORROWINGS

The subordinated liability payable to the company's principal officer is pursuant to a secured demand note collateral agreement which matures June 30, 2014. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $297,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions (credits) of the Company consist of the following:

Current	$ 222,747
Deferred	(415,986)
Total provision (credit) for income taxes	$ (193,239)

Deferred income taxes payable of $584,706 result from timing differences arising between book and tax policies for depreciation and amortization of fixed and intangible assets.

The company files its tax returns on a March 31 year end.

The Company's income tax returns are subject to examination by appropriate tax jurisdictions. As of December 31, 2013, the Company's federal and various state tax returns generally remain open for the last three years.

9. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants annual compensation. For the year ended December 31, 2013 the Company made no contribution to the plan.

10. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly-owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management. All inter-company transactions have been eliminated from the consolidation. During the year, the Company sold two of its affiliated companies to a related party at market value.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2013, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey, Minnesota and Texas under agreements extending through August 2018. Minimum annual rentals are as follows:

Years ending December 31,	
2014	$ 648,695
2015	728,456
2016	747,722
2017	769,100
2018	372,795
2019	23,131
	$ 3,289,899

11. COMMITMENTS AND CONTINGENCIES (CONT'D)

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The company has deposited with various landlords $104,392 as security.

The company's wholly-owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Montvale, New Jersey under an agreement extending through November 30, 2015. Security in the amount of $6,246 has been deposited with the landlord. Minimum annual rentals are as follows:

Years ending December 31,	
2014	$ 37,476
2015	37,476
	$ 74,952

12. CONSOLIDATED SUBSIDIARIES AND PARTNERSHIP

The following is a summary of certain financial information of the Company's wholly-owned consolidated subsidiaries:

	Sims Mortgage Funding, Inc.	HJS Advisors, Inc.	Herbert J. Sims Capital Management, Inc.
Total Assets	$ 4,008,782	$ 277,284	$ 56,099
Stockholder's Equity(Deficit)	$ 1,733,102	$ 276,884	$ (312,822)

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2013 cash on deposit in high quality financial institutions exceeded insured bank limits by approximately $3,400,000.

14. LITIGATION

The Company is, from time to time, a party to legal proceedings arising from in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

15. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined , shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company's net capital and aggregate indebtedness, as defined, were $ 3,086,877 and $ 5,133,378 respectively. The net capital ratio was 1.6630 or 166.3000%. Net capital exceeded requirements by $ 2,573,539 .

16. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, Massachusetts 02110.